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                                                             EXHIBIT 99(a)(1)(L)

[UNIGRAPHICS SOLUTIONS(R) LOGO]
                                                                   PRESS RELEASE

Contact:
-------
Doug Barnett
Unigraphics Solutions Inc.
314-344-8448
email: walti@ugsolutions.com

               UNIGRAPHICS SOLUTIONS CONSUMMATES TENDER OFFER FOR
                       ENGINEERING ANIMATION COMMON STOCK

ST. LOUIS, MO (October 12, 2000) -- Unigraphics Solutions Inc. (NYSE: UGS) announced today consummation of the offer by UGS Acquisition Corporation, a wholly owned subsidiary of UGS, to acquire all of the outstanding shares of common stock of Engineering Animation, Inc. at a price of $13.75 net per share. Approximately 10,904,281 shares of EAI common stock were tendered and not withdrawn (including 330,839 shares subject to guarantees of delivery) pursuant to the tender offer, which expired at midnight, Eastern time, on Wednesday, October 11, 2000. Accordingly, the minimum condition of the offer has been met. These shares represent approximately 90% of the currently outstanding shares of EAI common stock. The tendered shares (other than those subject to guarantee of delivery) have been purchased in accordance with the terms of the offer. Payment for the shares purchased will be made promptly by UGS through First Chicago Trust Company of New York, the exchange agent for the tender offer. A subsequent offering period has not been included.

In accordance with the merger agreement among UGS, UGS Acquisition Corporation and EAI, UGS intends to effect a merger as soon as practicable pursuant to which EAI will become a wholly owned subsidiary of UGS and all remaining EAI shareholders (other than UGS and its subsidiary) will have the right to receive the $13.75 net per share price paid in the tender offer.

ABOUT UNIGRAPHICS SOLUTIONS

Unigraphics Solutions Inc. (NYSE: UGS) is focused on improving the entire product life cycle for design and manufacturing companies through the delivery of software and consulting service solutions that address process and productivity enhancements. Its CAD/CAM/CAE, product content management and e-Business solutions are designed to promote collaborative product commerce
(CPC) through incorporation of today's most advanced technology and intelligent use of the Internet. Headquartered in St. Louis, Missouri, UGS has been providing software solutions to engineering and manufacturing companies for over 25 years and is the first company in its industry to earn the ISO 9001/TickIT certification. Please contact UGS at (800) 498-5351 or via the World Wide Web at http://www.ugsolutions.com.

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Unigraphics Solutions and Unigraphics are trademarks or registered trademarks of
Unigraphics Solutions Inc. The information within is subject to change without notice and does not represent a commitment on the part of Unigraphics Solutions.